Moody’s changes Ecopetrol’s credit rating to Ba1 and its outlook from negative to stable

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) reports that credit rating agency Moody’s downgraded its global credit rating from Baa3 to Ba1 and changed the outlook from negative to stable. Additionally, the agency reduced the individual rating (BCA[1]) from Ba3 to B1.

The decision to modify the individual rating was based primarily on its review of debt management, dividend distribution above the Company's policy and cash generation expectations in 2025.

Moody’s mentioned that the overall Ba1 rating reflects the Company’s position as Colombia’s principal producer of oil and gas, as well as its significant power transmission business in Colombia and in other Latin American countries, the strong and stable cash flow at its subsidiaries Interconexión Eléctrica S.A. E.S.P. and Cenit SAS. The rating agency stated that Ecopetrol will be able to meet its financial obligations through access to the global capital market and the support of the Colombian government.

The evaluation of the aforementioned factors supports an overall rating three levels above the Company's individual rating.

The report issued by the rating agency on May 22, 2024, announcing the rating change, can be consulted at the link below:

https://www.moodys.com/research/Moodys-Ratings-downgrades-Ecopetrol-to-Ba1-and-changes-outlook-to-Rating-Action--PR_490593

Bogota D.C., May 22, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

[1] Baseline Credit Assessment

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co